UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934
CADENCE DESIGN SYSTEMS, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	77-0148231

(State of Incorporation or Organization)	(I.R.S. Employer Identification no.)

2655 Seely Avenue, Building 5
San Jose, California	95134

(Address of Principal Executive Offices)	(Zip Code)
     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☐
     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☑

Securities Act registration statement file number to which this form relates:

(If applicable)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered

N/A	N/A
Securities to be registered pursuant to Section 12(g) of the Act:
Common Stock, $0.01 par value per share

(Title of Class)
Preferred Share Purchase Rights

(Title of Class)

Item 1. Description of Registrant’s Securities to be Registered.
Item 2. Exhibits.
SIGNATURE
EXHIBIT INDEX

Item 1. Description of Registrant’s Securities to be Registered.
     Common Stock
     The holders of the Common Stock, $0.01 par value per share (“Common Stock”), of Cadence Design Systems, Inc. (“Cadence”) are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. There is no cumulative voting for the election of directors. Subject to preferences that may be applicable to any Preferred Stock that may be issued by Cadence, holders of Cadence Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of Cadence, holders of Cadence Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding Cadence Preferred Stock. Holders of Cadence Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities.
     The Board of Directors is authorized, subject to any limitations prescribed by Delaware law, to issue and determine the dividend rights, dividend rates, conversion rights, voting rights, rights and terms of redemption, liquidation preferences, sinking fund terms and other rights, preferences, privileges and restrictions of any wholly unissued series of Preferred Stock, $0.01 par value per share (“Preferred Stock”) of Cadence, the number of shares constituting any such series and the designation thereof, without any further action by the stockholders. The issuance of Cadence Preferred Stock may have the effect of delaying, deferring or preventing a change in control of Cadence without any further action by the stockholders. The Board of Directors, without stockholder approval, can issue Cadence Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of Cadence Common Stock. Cadence has no present plans to issue any Preferred Stock.
     Cadence’s Restated Certificate of Incorporation provides that, in addition to any vote ordinarily required under Delaware law or by any provision of the Restated Certificate of Incorporation, the affirmative vote of (i) the holders of at least 66% of the outstanding shares of voting stock voting together as a single class (the “66% Vote Requirement”) and (ii) the holders of a majority of Cadence’s outstanding disinterested shares (the “Disinterested Vote Requirement”) would be required to approve certain business combinations involving a related person who acquires a 5% or more interest in Cadence after March 15, 1987. For these purposes, the term “related person” refers to any individual or entity or, any individuals or entities acting in concert, who together with its or their affiliates and associates, beneficially owns, in the aggregate, 5% or more of the outstanding voting stock of Cadence.
     Neither supermajority vote requirement applies to any proposed business combination approved by a majority of the disinterested directors of Cadence. The 66% Vote Requirement would not apply (but the Disinterested Vote Requirement would continue to apply) to any proposed business combination if certain fair price requirements are satisfied. To satisfy the fair price requirements, the price per share to be paid to holders of Common Stock in any business combination must be paid in cash or in the same form that the related person has previously paid for such class of capital stock and must be equal to the higher of (i) if applicable, the highest price per share paid or agreed to be paid by the related person for any shares of Common Stock during the period of two years immediately prior to the announcement of the proposed business combination (the “Announcement Date”) or the highest per share price paid in the transaction or series of transactions in which the person, entity or group became a related person, and (ii) the higher of the fair market value per share of Common Stock on the Announcement Date or on the date on which the related person became a related person (the “Determination Date”). In addition, the price per share to be paid to holders of shares of any other class or series of outstanding capital stock of Cadence, other than Common Stock, in any business combination must be paid in cash or in the same form that the related person has previously paid for such class of capital stock and must be at least equal to the highest of (i) if applicable, the highest per share price paid or agreed to be paid by the related person for any shares of such class or series during the period of two years immediately prior to the Announcement Date or the highest per share price paid in the transaction or series of transactions in which the person, entity or group became a related person, whichever is higher, (ii) the higher of the fair market value per share of such class or series on the Announcement Date or on the Determination Date, and (iii) if applicable, the redemption price per share of such class or series or, if such class or series has no redemption price, the highest amount per share that such class or series is entitled to receive upon liquidation of Cadence as of the Announcement Date or the Determination Date, whichever is higher.
     The supermajority vote requirements are intended to discourage, but would not prevent, the initiation of hostile two-tier tender offers for the capital stock of Cadence and the initiation of other forms of business combinations without the prior approval of a majority of the disinterested directors. To the extent that the supermajority vote requirements would discourage corporate transactions that would result in a change in Cadence’s management, such management changes may be less likely to occur. Although the purpose of the supermajority vote requirements is to protect Cadence, its stockholders, employees and others from unfavorable business combinations, the supermajority vote requirements could, under certain circumstances, permit Cadence’s Board of Directors or minority stockholders to frustrate consummation of a business combination that the holders of a majority of the voting stock of Cadence may believe to be in their best interests.
     Cadence Rights Agreement
     On February 9, 1996, the Cadence Board of Directors declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of Cadence Common Stock. The dividend was payable on February 20, 1996 (the “Record Date”) to the stockholders of record on that date. Each Right entitles the registered holder to purchase from Cadence one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share (the “Series A Preferred Stock”) of Cadence at a price of $240 per one one-thousandth of a share of Series A Preferred Stock (the “Purchase Price”), subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement dated as of February 9, 1996, as amended and restated as of February 1, 2000, as the same may be amended from time to time (the “Rights Agreement”), between Cadence and Mellon Investor Services, LLC (as successor to ChaseMellon Shareholders Services, L.L.C.) (the “Rights Agent”). The rights issued under the old amended and restated rights agreement, dated as of June 20, 1989, between Cadence and the rights agent named therein expired on February 9, 1996.
     Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) have acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding shares of Common Stock (the earlier of such dates being called the “Distribution Date”), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate together with a copy of this Summary of Rights.
     The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuances of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for shares of Common Stock outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights, will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.
     The Rights are not exercisable until the Distribution Date. The Rights will expire on February 9, 2006 (the “Final Expiration Date”), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by Cadence, in each case as described below.
     The Purchase Price payable, and the number of shares of Series A Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Stock, (ii) upon the grant to holders of the Series A Preferred Stock of certain rights or warrants to subscribe for or purchase Series A Preferred Stock at a price, or securities convertible into Series A Preferred Stock with a conversion price, less than the then-current market price of the Series A Preferred Stock or (iii) upon the distribution to holders of the Series A Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Series A Preferred Stock) or of subscription rights or warrants (other than those referred to above).
     The number of outstanding Rights are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.
     Shares of Series A Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Series A Preferred Stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 1,000 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Series A Preferred Stock will be entitled to a minimum preferential liquidation payment of $1,000 per share (plus any accrued but unpaid dividends) but will be entitled to an aggregate payment of 1,000 times the payment made per share of Common Stock. Each share of Series A Preferred Stock will have 1,000 votes, voting together with the

Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are converted or exchanged, each share of Series A Preferred Stock will be entitled to receive 1,000 times the amount received per share of Common Stock. These rights are protected by customary anti-dilution provisions.
     Because of the nature of the Series A Preferred Stock’s dividend, liquidation and voting rights, the value of the one one-thousandth interest in a share of Series A Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.
     In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right at the then current exercise price of the Right, that number of shares of Common Stock having a market value of two times the exercise price of the Right.
     In the event that, after a person or group has become an Acquiring Person, Cadence is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person which will have become void) will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the person with whom Cadence has engaged in the foregoing transaction (or its parent), which number of shares at the time of such transaction will have a market value of two times the exercise price of the Right.
     At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Common Stock or the occurrence of an event described in the prior paragraph, the Board of Directors of Cadence may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-thousandth of a share of Series A Preferred Stock (or of a share of a class or series of Cadence Preferred Stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).
     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Series A Preferred Stock will be issued (other than fractions which are integral multiples of one one-thousandth of a share of Series A Preferred Stock, which may, at the election of Cadence, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Series A Preferred Stock on the last trading day prior to the date of exercise.
     At any time prior to the time an Acquiring Person becomes such, the Board of Directors may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the “Redemption Price”). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     For so long as the Rights are then redeemable, Cadence may, except with respect to the Redemption Price, amend the Rights in any manner. After the Rights are no longer redeemable, Cadence may, except with respect to the Redemption Price, amend the Rights in any manner that does not adversely affect the interests of holders of the Rights.
     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of Cadence, including, without limitation, the right to vote or to receive dividends.
     This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, as the same may be amended from time to time, which is hereby incorporated herein by reference.
Item 2. Exhibits.

EXHIBIT	DESCRIPTION
1	Restated Certificate of Incorporation as filed with the Secretary of State of the State of Delaware on May 13, 1998 (Incorporated by reference to Exhibit 3.01(j) to Cadence’s Form 10-Q (File No. 1-10606) for the quarter ended July 4, 1998).

2	Certificate of Designation of Series A Junior Participating Preferred Stock, as amended on February 1, 2000, as filed with the Secretary of State of the State of Delaware on June 8, 1989 (Incorporated by reference to Exhibit 3A to Cadence’s Current Report on Form 8-K (File No. 0-15867) filed on June 12, 1989 and amended by Exhibit 4.02 to Cadence’s Form 10-K (File No. 1-10606) for the fiscal year ended January 1, 2000).

3	Amended and Restated Bylaws, as currently in effect (Incorporated by reference to Exhibit 3.02 to Cadence’s Form 10-Q for the quarter ended March 29, 2003).

4	Specimen Certificate of Cadence’s Common Stock (Incorporated by reference to Exhibit 4.01 to Cadence’s Form S-4 Registration Statement (File No. 33-43400) filed on October 17, 1991).

5	Amended and Restated Rights Agreement, dated as of February 1, 2000, between Cadence and Mellon Investor Services, LLC (as successor to ChaseMellon Shareholder Services, L.L.C.), which includes as exhibits thereto the Certificate of Designations for the Series A Junior Participating Preferred Stock, the form of Right Certificate and the Summary of Rights to Purchase Shares of Preferred Stock (Incorporated by reference to Exhibit 4.02 to Cadence’s Form 10-K (File No. 1-10606) for the fiscal year ended January 1, 2000).

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: January 11, 2006	CADENCE DESIGN SYSTEMS, INC.
	By:	/s/ William Porter
William Porter
Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

EXHIBIT	DESCRIPTION
1	Restated Certificate of Incorporation as filed with the Secretary of State of the State of Delaware on May 13, 1998 (Incorporated by reference to Exhibit 3.01(j) to Cadence’s Form 10-Q (File No. 1-10606) for the quarter ended July 4, 1998).

2	Certificate of Designation of Series A Junior Participating Preferred Stock, as amended on February 1, 2000, as filed with the Secretary of State of the State of Delaware on June 8, 1989 (Incorporated by reference to Exhibit 3A to Cadence’s Current Report on Form 8-K (File No. 0-15867) filed on June 12, 1989 and amended by Exhibit 4.02 to Cadence’s Form 10-K (File No. 1-10606) for the fiscal year ended January 1, 2000).

3	Amended and Restated Bylaws, as currently in effect (Incorporated by reference to Exhibit 3.02 to Cadence’s Form 10-Q for the quarter ended March 29, 2003).

4	Specimen Certificate of Cadence’s Common Stock (Incorporated by reference to Exhibit 4.01 to Cadence’s Form S-4 Registration Statement (File No. 33-43400) filed on October 17, 1991).

5	Amended and Restated Rights Agreement, dated as of February 1, 2000, between Cadence and Mellon Investor Services, LLC (as successor to ChaseMellon Shareholder Services, L.L.C.), which includes as exhibits thereto the Certificate of Designations for the Series A Junior Participating Preferred Stock, the form of Right Certificate and the Summary of Rights to Purchase Shares of Preferred Stock (Incorporated by reference to Exhibit 4.02 to Cadence’s Form 10-K (File No. 1-10606) for the fiscal year ended January 1, 2000).